SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

		   Eaton Vance California Municipal Bond Fund
                                    ( EVM )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   27828A100
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 6, 2023
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27828A100
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			1,326,085 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			1,326,085 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,326,085 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.37%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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CUSIP No. 27828A100

1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH			1,326,085 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			1,326,085 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,326,085 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)  [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.37%

14   TYPE OF REPORTING PERSON (See Instructions)

     IA

ITEM 1   Security and Issuer

         Common Stock

         Eaton Vance
	 Attn: Legal Department
	 Two International Place
	 Boston, MA 02110

ITEM 2   Identity and Background

a) and c)

This statement is filed by:
Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B to the initial Schedule 13D filed by SIA and SFI on March 18, 2015.

SIA is a registered investment adviser.
SFI is a registered investment adviser and subsidiary of SIA.

SIA or SFI serves as investment adviser on behalf of its clients pursuant to investment management agreements with each of its clients which give SIA or SFI full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

Mr. Roger J. Sit is chairman and CEO of SIA and SFI.
Mr. Ronald D. Sit is a vice president of SIA and director.

By virtue of these positions, each of SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit may be deemed to beneficially own the Shares held by SIA and SFI. None of the named individuals own shares directly. Together SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit are the "Sit Entities".

b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.

c) During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


e) During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) Roger J. Sit and Ronald D. Sit are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4   Purpose of Transaction

The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

None of Sit Entities have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may from time to time engage in discussion with management, the Board of Directors and shareholders concerning, among other things, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the distribution rate, and the Issuer's investment strategy and the Issuer's portfolio holdings.

ITEM 5   Interest in Securities of the Issuer

a) and b)
The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 24,672,940 Shares outstanding as of October 6, 2023, which is the total number of Shares outstanding as reported on the Issuer's website. As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 1,326,085 Shares held in client accounts which represent 5.37% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

d) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

e) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.


f) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7   Materials to be Filed as Exhibits

Exhibit A:  Schedule of Transactions in Shares by Sit Entities in the last
60 days.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
October 6, 2023

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A

Schedule of Transactions in Shares by Sit Entities in the last 60 days:

------------------ ------------------ 		------------------ ------------------
						Shares of Common
Date of  	    	Transaction	    	Stock Purchased	   	Price
Transaction	    	Type			/(Sold)		  	Per Share ($)
------------------ ------------------ 		------------------ ------------------
08/07/2023		BUY			200.00			8.8107
08/07/2023		BUY			12,800.00		8.8107
08/07/2023		BUY			5,700.00		8.8107
08/07/2023		BUY			5,900.00		8.8107
08/07/2023		BUY			400.00			8.8107
08/08/2023		BUY			200.00			8.8117
08/08/2023		BUY			1,400.00		8.8117
08/08/2023		BUY			2,200.00		8.8117
08/08/2023		BUY			1,500.00		8.8117
08/08/2023		BUY			899.00			8.8117
08/09/2023		BUY			4,400.00		8.8382
08/09/2023		BUY			2,799.00		8.8381
08/10/2023		BUY			500.00			8.8199
08/10/2023		BUY			3,900.00		8.8199
08/10/2023		BUY			6,200.00		8.8199
08/10/2023		BUY			3,984.00		8.8199
08/10/2023		BUY			2,200.00		8.8199
08/11/2023		BUY			1,518.00		8.8461
08/11/2023		BUY			4,000.00		8.8462
08/14/2023		BUY			428.00			8.8500
08/15/2023		BUY			1,100.00		8.9200
08/15/2023		BUY			1,128.00		8.9200
08/15/2023		BUY			14,000.00		8.9200
08/16/2023		BUY			1,600.00		8.8600
08/16/2023		BUY			6,400.00		8.8600
08/16/2023		BUY			9,200.00		8.8600
08/16/2023		BUY			7,800.00		8.8600
08/17/2023		BUY			100.00			8.8400
08/17/2023		BUY			3,600.00		8.8400
08/17/2023		BUY			6,173.00		8.8400
08/17/2023		BUY			3,700.00		8.8400
08/17/2023		BUY			2,100.00		8.8400
08/18/2023		BUY			3,000.00		8.8699
08/18/2023		BUY			4,713.00		8.8699
08/18/2023		BUY			3,000.00		8.8699
08/18/2023		BUY			1,700.00		8.8699
08/21/2023		BUY			500.00			8.7862
08/21/2023		BUY			11,200.00		8.7862
08/21/2023		BUY			5,983.00		8.7861
08/21/2023		BUY			11,400.00		8.7862
08/21/2023		BUY			3,600.00		8.7862
08/22/2023		BUY			1,600.00		8.7576
08/22/2023		BUY			23,400.00		8.7576
08/22/2023		BUY			1,034.00		8.7576
08/23/2023		BUY			800.00			8.7000
08/23/2023		BUY			8,000.00		8.7000
08/25/2023		BUY			400.00			8.6214
08/25/2023		BUY			4,529.00		8.6214
08/25/2023		BUY			1,700.00		8.6214
08/28/2023		BUY			8,158.00		8.6200
08/28/2023		BUY			8,300.00		8.6200
08/29/2023		BUY			4,092.00		8.6478
08/30/2023		BUY			1,900.00		8.6793
08/30/2023		BUY			5,800.00		8.6793
08/30/2023		BUY			9,200.00		8.6793
08/30/2023		BUY			8,100.00		8.6793
08/31/2023		BUY			100.00			8.6498
08/31/2023		BUY			5,400.00		8.6498
08/31/2023		BUY			8,500.00		8.6498
08/31/2023		BUY			5,400.00		8.6498
08/31/2023		BUY			3,100.00		8.6498
08/31/2023		BUY			525.00			8.6498
09/05/2023		BUY			300.00			8.5600
09/05/2023		BUY			2,125.00		8.5600
09/05/2023		BUY			3,500.00		8.5600
09/05/2023		BUY			2,200.00		8.5600
09/05/2023		BUY			1,200.00		8.5600
09/06/2023		BUY			384.00			8.5500
09/06/2023		BUY			3,100.00		8.5500
09/06/2023		BUY			5,000.00		8.5500
09/06/2023		BUY			3,200.00		8.5500
09/06/2023		BUY			1,800.00		8.5500
09/07/2023		BUY			6,600.00		8.5349
09/07/2023		BUY			10,456.00		8.5349
09/07/2023		BUY			6,700.00		8.5349
09/07/2023		BUY			3,800.00		8.5349
09/08/2023		BUY			100.00			8.5000
09/08/2023		BUY			6,300.00		8.5000
09/08/2023		BUY			8,400.00		8.5000
09/08/2023		BUY			6,300.00		8.5000
09/08/2023		BUY			3,100.00		8.5000
09/08/2023		BUY			800.00			8.5000
09/11/2023		BUY			5,000.00		8.5000
09/11/2023		BUY			10,603.00		8.5000
09/12/2023		BUY			6,300.00		8.4984
09/12/2023		BUY			6,400.00		8.4984
09/12/2023		BUY			3,600.00		8.4984
09/12/2023		BUY			8,700.00		8.4984
09/13/2023		BUY			4,444.00		8.4339
09/13/2023		BUY			9,700.00		8.4339
09/14/2023		BUY			13,958.00		8.4549
09/14/2023		BUY			2,900.00		8.4549
09/14/2023		BUY			19,345.00		8.4549
09/15/2023		BUY			2,817.00		8.4590
09/18/2023		BUY			5,065.00		8.4700
09/19/2023		BUY			2,163.00		8.4406
09/20/2023		BUY			7,486.00		8.4766
09/21/2023		BUY			5,186.00		8.3500
09/21/2023		BUY			5,300.00		8.3500
09/22/2023		BUY			10,000.00		8.3900
09/22/2023		BUY			9,400.00		8.3900
09/22/2023		BUY			5,600.00		8.3900
09/25/2023		BUY			400.00			8.2899
09/25/2023		BUY			4,000.00		8.2899
09/25/2023		BUY			5,500.00		8.2899
09/25/2023		BUY			4,100.00		8.2899
09/25/2023		BUY			2,300.00		8.2899
09/25/2023		BUY			8,700.00		8.2899
09/26/2023		BUY			800.00			8.1711
09/26/2023		BUY			7,000.00		8.1711
09/26/2023		BUY			9,600.00		8.1711
09/26/2023		BUY			7,100.00		8.1711
09/26/2023		BUY			4,000.00		8.1711
09/26/2023		BUY			15,145.00		8.1711
09/27/2023		BUY			500.00			8.1597
09/27/2023		BUY			4,000.00		8.1597
09/27/2023		BUY			5,500.00		8.1597
09/27/2023		BUY			4,000.00		8.1597
09/27/2023		BUY			2,300.00		8.1597
09/27/2023		BUY			8,700.00		8.1597
09/28/2023		BUY			1,000.00		8.1000
09/28/2023		BUY			3,208.00		8.1000
09/29/2023		BUY			2,528.00		8.1054
10/02/2023		BUY			34,654.00		8.1041
10/03/2023		BUY			25,000.00		8.1099
10/04/2023		BUY			8,800.00		8.0595
10/04/2023		BUY			16,200.00		8.0595
10/05/2023		BUY			500.00			8.0110
10/05/2023		BUY			5,300.00		8.0110
10/05/2023		BUY			5,300.00		8.0110
10/05/2023		BUY			3,900.00		8.0110
10/05/2023		BUY			1,500.00		8.0110
10/05/2023		BUY			8,500.00		8.0110